UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

DRYVEBOX, INC.

Legal status of Issuer:

    Form:

    CORPORATION

    Jurisdiction of Incorporation/Organization:

    DELAWARE

    Date of Organization:

    OCTOBER 28, 2020

Physical Address of Issuer:

439 43rd Avenue, San Francisco, CA, 94121, United States

Website of Issuer:

https://dryvebox.com/

Current Number of Employees:

12

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$1,563,953.32	$2,266,600
Cash & Cash Equivalents	$543,040.60	$674,350
Accounts Receivable	$126,961.02	$61,883
Short-term Debt	$112,331.21	($3,235)
Long-term Debt	$4,569,433.62	$4,342,746
Revenues/Sales*	$1,681,910.07	$727,492
Cost of Goods Sold	$456,433.95	$283,601
Taxes Paid	$0	$0
Net Income	($437,767.64)	($1,588,409)

*Total Income in the Company's financial statements.



April 22, 2024

FORM C-AR

DRYVEBOX, INC.

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by DRYVEBOX, INC., a Delaware corporation ("**Dryvebox,**" the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://dryvebox.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 22, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Dryvebox, Inc. is a golf experiences company, incorporated in Delaware as a corporation on October 28, 2020.

The Company is located at 439 43rd Avenue, San Francisco, CA 94121.

The Company's website is https://www.dryvebox.com/.

The Company has the following wholly owned subsidiaries, Dryvebox Franchising, LLC, a Delaware limited liability company, and Yang & Cohen Enterprises Inc., a Delaware corporation. The Company is a minority owner in the following subsidiaries Dryvebox Houston, LLC, a Delaware limited liability company, Dryvebox Visalia Tulare, LLC, a Delaware limited liability company, Dryvebox Phoenix, LLC, a Delaware limited liability company, and Dryvebox Vero Beach, LLC, a Delaware limited liability company. Some company intellectual property is held in the Yang & Cohen Enterprises Inc. subsidiary as is detailed in the "INTELLECTUAL PROPERTY" section hereof.

The Company conducts business in California, Utah, Arizona, and Texas and sells products and services through the internet throughout the United States.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/dryvebox.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

We have incurred operating losses in the past, expect to incur operating losses in the future, and may not achieve or maintain profitability.

We have incurred operating losses each year since inception. We expect operating expenses to increase in the future as we continue to grow our experiences business line, purchase and/or manufacture new boxes and expand in other markets and other business. Our revenue growth may slow, or revenue may decline, for a number of other reasons, including a reduction in utilization of our services and experiences, inability to attract customers and commercial partners, increased competition, a decrease in the growth or reduction in the size of our markets, or if we are unable to capitalize on growth opportunities. If revenue does not grow at a greater rate than operating expenses, we will not be able to achieve and maintain profitability.

The markets in which we operate are highly competitive, and its inability to compete effectively could have a material adverse effect on our business, results of operations, financial condition and growth prospects.

The consumer and B2B entertainment and experiences industries are highly competitive. Consumers today have a wide variety of options when deciding how to spend their leisure time and discretionary entertainment dollars. Our experiences compete for consumers' time and discretionary entertainment dollars against a broad range of other out-of-home entertainment options, as well as increasingly sophisticated forms of home-based entertainment. Other out-of-home entertainment options against which we compete include other dining and entertainment venues, sports activity centers, traditional driving ranges and other establishments offering simulated golf or multi-sport experiences (including Topgolf, Toptracer Range and Full Swing licensees), arcades and entertainment centers, movie theaters, sporting events, bowling alleys, nightclubs, bars and restaurants. In many cases, these businesses, or the entities operating them, are larger and have significantly greater financial resources and name recognition, longer operating histories, and concepts with which consumers may be more familiar, and are better established in the markets where venues are located or are planned to be located. As a result, these competitors may be able to invest greater resources or implement more aggressive strategies to attract consumers, including with respect to pricing, and, accordingly, may succeed in attracting those who would otherwise utilize our experiences. Additionally, the legalization of casino gambling in geographic areas near any current or future venue would create the possibility for additional out-of-home entertainment alternatives, which could have a material adverse effect on our business, results of operations and financial condition. Home-based entertainment options against which our experiences compete include internet and video gaming, as well as movies, television and other on-demand content from streaming services. Further, in some cases consumer demand has shifted towards home-based entertainment options and away from out-of-home entertainment, including our experiences, as a result of the impact of the ongoing COVID-19 pandemic and related COVID-19 pandemic, various domestic and international governmental bodies issued orders, mandates, decrees and directives (collectively, "COVID Orders"), which may result in greater competition from home-based entertainment options in the future. The failure of our experiences to compete favorably against these other out-of-home and home-based entertainment options could have a material adverse effect on our business, results of operations and financial condition. Corporations seeking brand activations, employee experiences, and other entertainment value are increasingly selective with their spend, and have always-growing options. We compete with new and existing offerings for corporate entertainment such as restaurants, indoor and outdoor experiences, movies, bars, and growth or increased allure of these offerings may reduce our business opportunity.

Our growth strategy depends on the availability of suitable locations for our mobile golf simulators and our ability to manufacture mobile golf simulators and operate them profitably.

A key element of our growth strategy is to extend our brand by manufacturing additional mobile golf simulators in locations in the United States that we believe will provide attractive returns on investment. We have initially identified various sites in the United States to extend our customer base, however, desirable locations for additional mobile golf simulators may not be available at an acceptable cost when we identify a particular opportunity. In addition, our ability to manufacture mobile golf simulators on a timely and cost-effective basis, or at all, is dependent on a number of factors, many of which are beyond our control. If we succeed to progress our business plan on a timely and cost-effective basis, we may nonetheless be unable to attract enough customers as such customers may be unfamiliar with our business, brand or concept, or our entertainment options might not appeal to them.

There can be no guarantee that a sufficient number of suitable venue sites will be available in desirable areas or on terms that are acceptable to us in order to achieve our growth plan for our experiences and services, or that we will be successful in addressing the other risks set forth above in a manner that will allow us to buy or manufacture more boxes in a timely and cost-effective manner or at all. If we are unable to buy or manufacture more boxes, or if venues are not available for our experiences or services, our financial results could be adversely affected and our business negatively impacted. New boxes, once purchased or manufactured, may not be profitable, which would adversely affect our business, results of operations and financial condition, and ability to execute our growth strategy.

Even if we succeed in buying or manufacturing more boxes for our experiences on a timely and cost-effective basis, there can be no guarantee that the profitability of such boxes or experiences will be in line with that of existing boxes or experience. Our experiences are otherwise offered at our customers' locations. New boxes may even operate at a loss, which could have a significant adverse effect on overall operating results. Our ability to buy or manufacture new boxes, expand operations or provide experiences may be affected by a number of factors, many of which are beyond our control, including:

- general economic conditions, which can affect venue traffic, local labor costs and prices for products and other supplies to varying degrees in the markets in which venues are located;
- changes in consumer and corporate preferences and discretionary spending and budgets;
- difficulties obtaining or maintaining adequate relationships for operating our business;
- inefficiency in labor costs and operations as newly hired employees or representatives gain experience;
- competition from other out-of-home entertainment options, including existing venues, such as TopGolf, as well as a variety of home-based entertainment options, such as video games;
- competition from other mobile golf entertainment providers;
- changes in government regulation, including required licenses, permits and regulatory approvals;
- the impact of infectious diseases, health epidemics and pandemics (including the ongoing COVID-19 pandemic) on factors impacting our business, including but not limited to changes in consumer preferences and discretionary spending, the ability and cost of suppliers to deliver required products and health and public safety regulations; and
- other unanticipated increases in costs, any of which may impair profitability more broadly.

Furthermore, as part of our longer-term growth strategy, we may operate in geographic markets in which we have little or no operating experience. These markets may have different competitive conditions, consumer tastes and discretionary spending patterns than existing markets, which may cause our business and experiences to be less successful or profitable than venues in existing markets. The challenges of scaling our business and experiences in new markets include, among other things: difficulties in hiring experienced personnel, lack of familiarity with local real estate markets and demographics, lack of familiarity with local legal and regulatory requirements, different competitive and economic conditions, and consumer tastes and discretionary spending patterns that may be more difficult to predict or satisfy than in existing markets. In addition, our marketing and advertising programs may not be successful in generating brand awareness in all local markets, and lack of market awareness of our brand may pose additional risks. Experiences offered in new markets may operate at lower average revenues than services offered in existing markets, and may have higher operating expense ratios than those in existing markets. Sales for experiences opened in new markets may also take longer to reach expected revenue levels, if they are able to do so at all, thereby adversely affecting overall profitability. Any failure to recognize or respond effectively to these challenges may adversely affect the success of any new venues and impair our ability to grow its business.

Our operations are significantly dependent on changes in public and customer tastes and discretionary spending patterns. Our inability to successfully anticipate customer preferences or to gain popularity for our mobile golf simulators may negatively impact our profitability.

Our success depends significantly on public and customer tastes and preferences, which can be unpredictable. If we are unable to successfully anticipate customer preferences or increase the popularity of the mobile golf simulators, the per capita revenue and overall customer expenditures may decrease, and thereby negatively impact our profitability. In response to such developments, we may need to increase our marketing and product development efforts and expenditures, adjust our mobile golf simulator sales-pricing, modify the mobile golf simulators themselves, or take other actions, which may further erode our profit margins, or otherwise adversely affect our results of operations and financial condition. In particular, we may need to expend considerable cost and effort in carrying out extensive research and development to assess the potential interest in mobile golf simulators, testing and launching new games and experiences, and to remain abreast with continually evolving technology and trends, as well as the success and popularity of the sports icons, athletes and celebrities who act may act as brand ambassadors or as part of the themes or simulation models for mobile golf simulators.

The nature of our business exposes us to negative publicity or customer complaints, including in relation to, among other things, accidents, injuries or thefts, or health and safety concerns arising from improper use of our equipment.

Our business inherently exposes us to negative publicity or customer complaints as a result of accidents, injuries, or in extreme cases, deaths, arising from instances of air-borne, water-borne or food-borne contagion or illness, food contamination, spoilage, tampering, equipment failure, improper use of our equipment, fire, explosion, terrorist attacks or civil riots, and other safety or security issues, such as kidnapping, or associated risks arising from other actual or perceived non-compliance with safety, quality or service standards or norms in relation to the various game, entertainment and food and beverage attractions where our mobile golf simulators are at times located. Even isolated or sporadic incidents or accidents may have a negative impact on our brand image and reputation, and our own popularity with customers. The considerable expansion of social media in recent years has compounded the effect of any potential negative publicity. We cannot guarantee that our employee training, internal controls and other precautions will be sufficient to prevent any such occurrence, or in relation to our offerings, or to control or mitigate any negative consequences. In addition, we may rely on others for certain non-core functions, as well as certain technology vendors and partners. Although we monitor vendors and partners and, in certain cases, may have a contractual indemnity or recourse in case of any default on their part, our ability to assure a safe and satisfactory experience to our customers is necessarily limited to the extent of our dependence on third parties, from time to time. Moreover, we may not be able to distance or insulate ourselves from any adverse publicity or reputational damage arising from any act, omission or negligence on the part of a vendor or other third party, which may negatively affect a customer's experience of our mobile golf simulators.

The amount of capital the Company raised in our Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We face brand exposure from our franchisees.

Because we franchise our business, there are third parties operating with our brand name and reputation. Those parties may not uphold our standards and may act in ways that negatively impact our reputation and customer base, thus impacting our performance as a whole.

We may be unable to sell additional franchises.

In addition to offering our product directly to customers, we also offer franchises to people and entities seeking to run our business themselves. This franchising line of business for us is a significant factor in our revenue and profitability, and we may not be able to continue attracting franchisees to purchase our franchise for various reasons, including many of the risk factors noted here as applicable to our business, as well as competition from other franchises or a decline in the number of people franchising in general.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 11,108,725 shares of common stock, of which 8,909,377 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Our operations rely on driving trailers on public and private roads, and there may be accidents.

Delivering our products to our consumers involves driving, and accidents may occur in transit, parking, or setup and takedown. Such accidents could result in physical injury or death, and corresponding injury to our reputation, brand, and sales and market potential, and could result in lawsuits or threatened lawsuits, which could be expensive, take significant time and could divert management's attention from other business concerns. Further, such accidents could increase the cost and difficulty of obtaining and maintaining insurance.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

If the software for our experiences contains serious errors or defects, we may lose revenue and market acceptance and may incur costs to defend or settle claims with licensees or other parties.

Software for our experiences (including software that we build and software that we license from third parties) may contain errors, defects, security vulnerabilities or software bugs that are difficult to detect and correct, particularly when first introduced or when new versions or enhancements are released. Despite internal testing, our software may contain serious errors or defects, security vulnerabilities or software bugs that it may be unable to successfully correct in a timely manner or at all, which could result in lost revenue, significant expenditures of capital, a delay or loss in market acceptance and damage to its reputation and brand, any of which could adversely affect its business, results of operations and financial condition.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by competition

Dryvebox is a new category of events experience, but we operate in an intensely competitive market for golfers and events. We expect competition to increase in the future from established competitors and new market entrants, which may reduce our ability to gain customers, which may put pricing pressure on our offerings and thus reduce profitability, may make it more difficult for Dryvebox to establish a unique brand and product offering, and may negatively impact our ability to obtain capital at favorable, or any, terms.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Laws protecting the privacy and security of data, including personal data, continue to evolve in the markets where we operate, and we believe that the adoption of increasingly restrictive regulations in this area is likely within the United States and other jurisdictions. The California Consumer Privacy Act (the "CCPA") went into effect on January 1, 2020, which among other things, requires specific disclosures to California consumers and affords consumers new rights to seek access to or deletion of their personal data, and to opt out of sales of personal information to third parties. California also passed the California Privacy Rights Act (the "CPRA") in November 2020, which becomes operative on January 1, 2023, that will further amend the CCPA to, among other things, grant California consumers additional rights to correct data about them and to opt-out of certain additional sharing of personal information with third parties. The CCPA is enforced by the California Attorney General who may impose civil penalties for violations of the CCPA. The CCPA also allows a private right of action for certain data breaches, which may increase our compliance costs and exposure to direct or indirect expense, or liability to third parties, should it experience a cyber attack or other loss of confidentiality of personal data as defined under California or other applicable laws. Other states could implement similar statutes, and the U.S. Congress could also pass a law to preempt all or part of the CCPA.

Insofar as we, or our customers, operate any contests, including tournaments in which participants compete against each other for prizes, we are subject to laws in a number of jurisdictions concerning the operation and offering of such activities and games, many of which are still evolving and could be interpreted in ways that could harm our business.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

We built Dryvebox to open the game of golf to everyone. The box is a one of a kind mobile golf experience, and people love it. Young or old, experienced or not, people are getting in the box to join the game, improve their swing, and have fun. Our mission is to cultivate golf everywhere.

Business Plan

We have experienced the power of golf to strengthen communities, and we want to bring this element of golf to more people. Whether it's bringing Dryvebox to events or simply to your doorstep for your family, our hope is that Dryvebox will bring communities together. We currently earn revenue through customers booking events, practicing and playing games in the box, and getting coaching out of the box, as well as through leasing boxes on a fixed-location basis. Dryvebox has serviced large scale events, such as Women's PGA tour events, as well as smaller events, such as birthday and father's day parties. These events are both B2B and B2C, and we aim to continue to grow both channels. We currently offer coaches from $80-250 per hour. Select additional growth opportunities that Dryvebox anticipates it will investigate include merchandise sales (of Dryvebox as well as other brands), brand-sponsored boxes, and school partnerships.

As of the fall of 2023, we also franchise our business. A franchisee can purchase a franchise from us, which comes with rights to a territory, to use our name, to our training and methods and overall system, and to purchase and operate a Dryvebox mobile unit.

The Company's Current Products and/or Services

Product / Service	Description
Coaching ("Learn")	Individuals small groups, and businesses book coaching sessions completed in Dryvebox units.
Practice and Games ("Play")	Individuals, small groups, and businesses book time in the box to practice or play games on the simulator.
Events ("Party")	Individuals and businesses book events, ranging from 2 hours to multiple days.
Leasing	The Company now leases trailers to golf courses and others for their use on a fixed-location basis.
Franchising	Individuals can buy a Dryvebox franchise and run the business with a territory. We launched this program in September 2023, and have since sold 13 franchises

We also provide a mixture of the above services as an employee perk or as a perk for tenants or guests at a given host site. For example, our units set up at a company's offices on a set schedule, usually weekly or monthly. We provide times for beginners to learn, for existing golfers to just play (by themselves or with each other), and some competitions to get larger groups involved and excited. This applies similarly to commercial and residential landlords offering our boxes as a tenant benefit.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. Dryvebox created the market for a high-quality, mobile golf experience and has the competitive advantage of being first, as well as authorized patents for the technology in our boxes (with more patents pending). Dryvebox is the company known for bringing a quality, fun experience to you. Alternatives to Dryvebox include regular driving ranges and courses and tech-enabled but fixed-location golf experiences like Topgolf, Driveshack, and Five Iron golf, Golftec, and XGolf, and regional/smaller players that service events with portable golf simulators. We continue to innovate and maintain competitive advantage with high quality, accessible offerings that are easy to book and enjoy.

Customer Base and Consumer Market

Dryvebox attracts a wide range of customers. For our direct to consumer offerings, we receive bookings from people across the age spectrum, and from golfers and nongolfers alike. From the corporate standpoint, to date we have booked events with bars and restaurants, golf courses and clubs, and companies for marketing, brand activations, creating goodwill, and improving their employees' experience. We look forward to continuing to sell to additional categories of business buyers.

Supply Chain

The company's primary simulator supplier is TrackMan, though we could offer our service with various other simulator technologies without significantly degrading our offerings. The physical golf trailers are manufactured in various stages with both US and non-US suppliers.

Intellectual Property

Application or Registration #	Title	Description	Priority/File Date	Status	Country
18/100,075*	User configurable trailer	Utility Patent	January 23, 2023	pending	USA
2021307444*	User configurable trailer	Utility Patent	February 16, 2023	pending	AU
218417012*	User configurable trailer	Utility Patent	February 13, 2023	pending	EP
MX/a/2023/000687*	User configurable trailer	Utility Patent	January 13, 2023	pending	MX
3185942*	User configurable trailer	Utility Patent	January 12, 2023	pending	CA
1020237005338*	User configurable trailer	Utility Patent	February 15, 2023	pending	KR
11130535*	User configurable trailer	Utility Patent	7/16//2020	September 28, 2021	USA
11124253*	User configurable trailer	Utility Patent	2/9/2021	September 21, 2021	USA
29/771,944	User configurable trailer	Design Patent	2/25/2021	Abandoned	USA
29/771,943	User configurable trailer	Design Patent	2/25/2021	Abandoned	USA
11560193	User configurable trailer	Utility Patent	8/6/2021	January 24, 2023	USA
PCT/US21/41704	User configurable trailer	PCT utility patent	7/14/2021	pending	PCT
63/052,860	User configurable trailer	Utility Patent	July 16, 2020	Expired	USA
90394057	DRYVEBOX	TRADEMARK	12/18/2020	N/A	UNITED STATES
90412470	DRYVEBOX	TRADEMARK	12/25/2020	N/A	UNITED STATES
90412549	DRYVEBOX	TRADEMARK	12/25/2020	N/A	UNITED STATES

90412672	SUCK LESS KIT	TRADEMARK	12/25/2020	N/A	UNITED STATES
90412740	MOBILE GOLF SIMULATOR	TRADEMARK	12/25/2020	N/A	UNITED STATES
90412814	DRYVE GOLF	TRADEMARK	12/25/2020	N/A	UNITED STATES
90412861	LONG DRYVE	TRADEMARK	12/25/2020	N/A	UNITED STATES
88914894*	DRYVBOX	TRADEMARK	5/13/2020	N/A	UNITED STATES
88914883*	DRYV	TRADEMARK	5/13/2020	N/A	UNITED STATES

*Owned by Yang &Cohen Enterprises Inc., a Delaware corporation, a wholly-owned subsidiary of Dryvebox, Inc.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

DIRECTORS AND OFFICERS

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Adeel Yang	Founder, Director, Chief Executive Officer, President, Chief Financial Officer, Treasurer, and Secretary	2021 - Present. Founder and CEO, Dryvebox, Inc., primarily responsible for management and oversight of the Company's operations. 2019-2021. Business Leader, Integrated Patient Management, Philips, Inc., primarily responsible for management and oversight of the Company's operations. 2015-2019. Founder and CEO, Medumo (acquired by Philips), primarily responsible for management and oversight of the Company's operations.	BA, with honors, summa cum laude, in Economics and Molecular and Cellular Biology, The University of Arizona, 2008 MD, University of Arizona, research distinction and AOA, 2012

Biographical Information

Adeel Yang is the founder and CEO of Dryvebox. He graduated with an economics and molecular and cellular biology degree, with honors, summa cum laude, from the University of Arizona in 2008. He proceeded to earn his MD, also from the University of Arizona, where he graduated with research distinction and as a member of Alpha Omega Alpha, the medical school's honors society. While a medical student, Adeel cofounded Picmonic, Inc., and after graduation he and his cofounders continued with the business full time. Picmonic offers an e-learning platform that helps allied health professional students learn and retain information for better academic performance. With Adeel's leadership, Picmonic served over 1 million students around the world. After Picmonic, Adeel cofounded Medumo, Inc., which offers patient engagement software to aid hospitals better prepare their patients for surgeries and other procedures. Medumo was in the winter 2018 class of Y-Combinator, and raised 3 rounds of funding on their toward an ultimate exit with Philips, in July 2019. Picmonic was acquired by TrueLearn, an LLR-backed digital health company in August 2021. Adeel founded Dryvebox in October, 2020.

OTHER KEY PERSONS

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jake Hutt	Cofounder and Chief Golf Officer	2020-Present. Cofounder and CGO, Dryvebox, Inc., primarily responsible for management and oversight of the Company's experiences operations. 2013-2020 Class-A Certified Teaching Professional at Stanford Golf Course.	Class A Certification, PGA, 2018
Matt Gipple	Cofounder	2021-Present - Cofounder, Dryvebox, Inc., primarily responsible for Strategy, Finance, Legal, People, Growth, and Operations. 2019-2021 - Head of Legal, GoForward, Inc., primarily responsible for all legal and public policy matters for Forward. 2015-2019 General Counsel and Corporate Secretary, Cruise LLC, primarily responsible for all legal and public policy matters for Cruise.	BA, honors, summa cum laude, Finance, The University of Arizona, 2008 JD, Stanford Law School, 2011
Tim Lin	Operations Lead	2021-Present. Operations Lead at Dryvebox, Inc.., primarily responsible for building and managing Dryvebox operations, as well as supporting Strategy, Finance, and Growth. 2019-2021. MBA student, Stanford Graduate School of Business. 2014-2019. Manager, A.T. Kearney, primarily responsible for strategy & operations consulting for Food & Beverage, Consumer Products and Healthcare industries.	BA, summa cum laude, Industrial and Systems Engineering, The Georgia Institute of Technology, 2014 MBA, Stanford Graduate School of Business, 2021

Biographical Information

Jake Hutt:

Jake Hutt cofounded Dryvebox in 2020 with Adeel, and is Dryvebox's Chief Golf Officer. He began his career as a teaching professional at Stanford Golf Course. Recognizing his growing popularity, Jake began taking his advice and content online by way of his Instagram account in 2020, garnering over 90,000 followers to date. With Dryvebox, Jake is responsible for building and maturing our product and experience, training coaches and developing our coaching curriculum, and developing marketing content and strategy.

Matt Gipple:

Matt Gipple brings to Dryvebox a wealth of experience in helping scale and run technology businesses. Graduating with an honors degree, summa cum laude, in finance from the University of Arizona in 2008, Matt continued his studies and earned his JD at Stanford Law School in 2011. Subsequently, Matt practiced antitrust and large scale commercial litigation at the global law firm Latham & Watkins and clerked for Federal District Judge Maxine M. Chesney. Matt then joined the self-driving car startup Cruise as their first attorney. At Cruise as their General Counsel, Matt helped lead the organization through its $1B+ acquisition by General Motors, over 150x employee growth and the growth of a legal and policy team of over 30 people, development of several models of self-driving vehicles and expansion into multiple testing markets, over $7B in capital raised in less than 18 months, and the creation of new laws and policy regarding self-driving vehicles in over 15 states and at the federal level. Matt left Cruise to found another legal team, this one in the healthcare space at Forward. While there, Matt supported the company's expansion into new markets across the United States, completion of a Series D round of over $200mm, development of privacy and compliance infrastructure, and growth in overall and legal and compliance teams and maturity.

Tim Lin:

Tim Lin brings robust end-to-end supply chain operations and growth strategy experience across a variety of industries, including consumer products, manufacturing, transportation, and travel and hospitality. After graduating summa cum laude in Industrial and Systems Engineering from the Georgia Institute of Technology in 2014, Tim joined global management consulting firm, A.T. Kearney. At A.T. Kearney, Tim advised various clients on problems including raw materials, components and finished goods procurement, asset utilization optimization, organizational and operating model design, and distribution channel strategy. Tim returned to school in 2019 and earned his MBA from the Stanford Graduate School of Business in 2021. While at the GSB, Tim spent his summer at NVIDIA as a Product Manager for GeForce and focused on enhancing the customer product discovery and purchase journey via product marketing, influencer activations, and ecosystem partnerships.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

The Certificate of Incorporation provides:

- To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.
- The Company shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Company or any predecessor of the Company, or serves or served at any other enterprise as a director or officer at the request of the Company or any predecessor to the Company.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 25,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**").

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	19,870,599
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors of the Company may issue additional shares of common stock which would limit, dilute or qualify the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	65.55%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Simple Agreement for Future Equity
Purchase Amount	$967,000
Post-Money Valuation Cap	$15,000,000
Discount	20%
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	**Equity Financing**: If there is a certain equity financing before the termination of the Safe, on the initial closing of such equity financing, the Safe will automatically convert into the greater of: (1) the number of shares of certain standard preferred stock equal to the purchase amount of the Safe divided by the lowest price per share of the certain standard preferred stock; or (2) the number of shares of certain safe preferred stock equal to the purchase amount of the Safe divided by a certain safe price. **Liquidity Event**: If there is a certain liquidity event before the termination of the Safe, the Safe will automatically be entitled (subject to a certain liquidation priority) to receive a portion of certain proceeds, due and payable to the holder immediately prior to, or concurrent with, the consummation of such liquidity event, equal to the greater of (i) the purchase amount of the Safe (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of certain common stock equal to the purchase amount of the Safe divided by the certain liquidity price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of certain proceeds to be received in a certain liquidity event, the

	holder will be given the same choice, *provided* that the holder may not choose to receive a form of consideration that the holder would be ineligible to receive as a result of the holder's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. **Dissolution Event**: If there is a certain dissolution event before the termination of the Safe, the holder will automatically be entitled (subject to a certain liquidation priority) to receive a portion of certain proceeds equal to the Cash-Out Amount, due and payable to the holder immediately prior to the consummation of a certain dissolution event.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Safes which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.58%

Type	Simple Agreement for Future Equity
Purchase Amount	$2,870,000
Pre-Money Valuation Cap	$15,000,000
Discount	20%
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	**Equity Financing**: If there is a certain equity financing before the termination of the Safe, on the initial closing of such equity financing, the Safe will automatically convert into the greater of: (1) the number of shares of certain standard preferred stock equal to the purchase amount of the Safe divided by the lowest price per share of the certain standard preferred stock; or (2) the number of shares of certain safe preferred stock equal to the purchase amount of the Safe divided by a certain safe price. **Liquidity Event**: If there is a certain liquidity event before the termination of the Safe, the Safe will automatically be entitled (subject to a certain liquidation priority) to receive a portion of certain proceeds, due and payable to the holder immediately prior to, or concurrent with, the consummation of such liquidity event, equal to the greater of (i) the purchase amount of the Safe (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of certain common stock equal to the purchase amount of the Safe divided by the certain liquidity price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of certain proceeds to be received in a certain liquidity event, the holder will be given the same choice, *provided* that the holder may not choose to receive a form of consideration that the holder would be ineligible to receive as a result of the holder's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

	Dissolution Event: If there is a certain dissolution event before the termination of the Safe, the holder will automatically be entitled (subject to a certain liquidation priority) to receive a portion of certain proceeds equal to the Cash-Out Amount, due and payable to the holder immediately prior to the consummation of a certain dissolution event.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Safes which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	19.52%

Type	Crowd SAFE
Purchase Amount	$456,115.44
Pre-Money Valuation Cap	$15,000,000
Discount	20%
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	**Equity Financing**: If an Equity Financing occurs before the instrument terminates in accordance with Sections 1(b)-(d) ("First Equity Financing") of the Crowd SAFE, the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "First Equity Financing Price"). **Liquidity Event**: If there is a Liquidity Event before the termination of the instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price. **Dissolution Event**: If there is a Dissolution Event before the instrument terminates in accordance with Sections 1(a) or 1(b) of Crowd SAFE, subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority

	as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Safes which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.10%

Type	SAFE
Amount Authorized / Amount Issued	$212,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $25,000,000 Discount: 10%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Safes which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	0.94%

Type	2020 Stock Plan
Amount Authorized / Amount Issued	1,165,802 / 541,677
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors of the Company may increase the amount of shares allocated to the stock plan which would limit, dilute or qualify the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	3.85%

Type	Warrants to Purchase Common Stock
Amount Issued	140,845
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors of the Company may increase the amount of shares allocated to the stock plan which would limit, dilute or qualify the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	0.46%

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Credit Card
Creditor	Brex
Amount Outstanding	$3,135

Interest Rate and Amortization Schedule	18.36%
Description of Collateral	None
Other Material Terms	None
Maturity Date	None
Date Entered Into	Mar. 15, 2022

Type	Auto Loan
Creditor	Stevens Creek Toyota
Amount Outstanding	$31,623
Interest Rate and Amortization Schedule	3.64%
Description of Collateral	Dodge Ram
Other Material Terms	None
Maturity Date	6/1/27
Date Entered Into	4/17/22

Type	Revolving Line of Credit
Creditor	Adeel Yang
Amount Outstanding	$346,297
Interest Rate and Amortization Schedule	7% simple interest per annum
Description of Collateral	None
Other Material Terms	n/a
Maturity Date	1/13/2026
Date Entered Into	1/13/2023

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Matt Gipple	4,541,566 shares of common stock	22.86%
Adeel Yang	9,485,120 shares of common stock	47.73%%

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (2022)*****

Total Income	Taxable Income	Total Tax
$471,331	($1,714,729)	$0

*The Company's most recently filed tax return is for the 2022 tax year. The Company has not filed a return for the 2023 tax year as of the date of this Form C-AR.

Operations

Dryvebox, Inc. (the "**Company**") was incorporated on October 28, 2020 under the laws of the State of Delaware, and is headquartered in San Francisco, CA.

Liquidity and Capital Resources

On February 24, 2022, the Company closed an offering pursuant to Regulation CF and raised $447,672.

Capital Expenditures and Other Obligations

The company expects to spend approximately $50,000 on additional boxes in the upcoming 6 months for use in its business operations.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$97.92.09	9,792,333 shares of common stock	General Corporate	11/3/2020 – 7/1/21	Section 4(a)(2)
Simple Agreement for Future Equity	$2,870,000	$2,870,000 purchase amount of SAFEs	General Corporate	11/3/2020 – 5/27/2022	Section 4(a)(2)
Stock Options (ISOs/NSOs)	n/a	541,677 options to purchase shares of common stock	n/a	11/4/2020 – Present	Rule 701
Simple Agreement for Future Equity	$967,000	$967,000 purchase amount of SAFEs	General Corporate	10/5/2021 – 3/7/2022	Section 4(a)(2)
Simple Agreement for Future Equity	$147,000	$147,000 purchase amount of SAFEs	General Corporate	11/28/2022 – 3/14/23	Section 4(a)(2)
Crowd SAFEs	$456,115.44	$456,115.44 purchase amount of SAFEs	General Corporate	2/24/22	Reg. CF
Warrant to Purchase Common Stock	$250,000	140,845	General Corporate	4/13/22	Section 4(a)(2)
Common Stock	$41,320	10,078,266	General Corporate	1/18/24	Section 4(a)(2)
SAFEs	$65,000	2 SAFEs	General Corporate	12/14/2023	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counterparty is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- On November 3, 2020, Adeel Yang, the Company's Founder, Director, Chief Executive Officer, and President entered into an agreement with the Company under which the Company issued 4,400,000 shares of common stock at a per share purchase price of $0.00001 per share.
- On August 18, 2021, the Company issued a Simple Agreement for Future Equity in exchange for $1,000,0000 from Adeel Yang, the Company's Founder, Director, Chief Executive Officer, and President.
- On August 20, 2021, the Company purchased all the shares in Yang & Cohen Enterprises Inc., for $2,705,235. Adeel Yang, the Company's Founder, Director, Chief Executive Officer, President, Chief Financial Officer, Treasurer and Secretary, was a majority owner in Yang & Cohen Enterprises Inc.
- On January 13, 2023, Adeel Yang, the Company's Founder, Director, Chief Executive Officer, and President, entered into an agreement with the Company under which the Company procured a revolving line of credit of up to $500,000 at 7% simple annual interest.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Adeel Yang
_____
(Signature)

Adeel Yang
_____
(Name)

Chief Executive Officer
_____
(Title)

April 22, 2024
_____
(Date)

I, Adeel Yang, the Chief Executive Officer of Dryvebox, Inc. certify that the financial statements of Dryvebox, Inc. included in this Form C-AR are true and complete in all material respects.

/s/ Adeel Yang
_____
(Signature)

Adeel Yang
_____
(Name)

Chief Executive Officer
_____
(Title)

April 22, 2024
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Adeel Yang
_____
(Signature)

Adeel Yang
_____
(Name)

Sole Director
_____
(Title)

April 22, 2024
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Dryvebox, Inc. and Dryvebox Franchising, LLC
Balance Sheet
January - December 2023

	TOTAL
Assets	
Total Bank Accounts	**$543,040.60**
Total Accounts Receivable	**$126,961.02**
Total Other Current Assets	**$293,903.39**
Total Current Assets	**$963,905.01**
Fixed Assets	$0.00
Total 17000 Fixed Assets - Vehicles, Boxes (Trailers), Cars, Trucks	**$874,325.77**
Total 17900 Other fixed assets	**$96,499.34**
Total 19100 Trucks - Accumulated Depreciation	**-$34,443.13**
Total 19500 Boxes - Accumulated Depreciation	**-$244,776.14**
Total 19900 Non-Vehicle - Accumulated Depreciation	**-$57,865.65**
Total 19000 Fixed Assets - Accumulated Depreciation	**-$337,084.92**
Total Fixed Assets	**$633,740.19**
Total Other Assets	**-$33,691.88**
TOTAL ASSETS	**$1,563,953.32**
LIABILITIES AND EQUITY	
Current Liabilities	$0.00
Total Accounts Payable	**$0.00**
Total Credit Cards	**$17,552.52**
Total Other Current Liabilities	**$94,778.69**
Total Current Liabilities	**$112,331.21**
Total Long-Term Liabilities (incl. SAFEs)	**$4,569,433.62**
Total Liabilities	**$4,681,764.83**
Total Equity	**-$3,117,811.51**
TOTAL LIABILITIES AND EQUITY	**$1,563,953.32**

Dryvebox, Inc. and Dryvebox Franchising, LLC
Profit and Loss
January - December 2023

	TOTAL
Income	
70000 Dryvebox Events, Lessons, Sessions Sales	$732,477.00
71000 Sales of Products	$378.24
72000 Trailer Sales	$209,000.00
72500 Sale of Franchise	$0.00
74000 Franchise Income	$477,948.12
75000 Partner Income	$134,377.77
76000 Lease Income	$127,728.94
Total Income	**$1,681,910.07**
50100 COGS Payroll Expenses	$330,823.97
50200 Recurring COGS (Utilities, subscriptions)	$28,311.65
50300 Event Expenses	$85,729.45
50400 Cost of Goods for Resale	$11,568.88
50000 COGS	$456,433.95
Total Cost of Goods Sold	**$456,433.95**
Gross Profit	**$1,225,476.12**
40000 Investor Expenses	$12,153.98
60000 Payroll Expenses	$355,493.56
62000 G&A	
62300 Vehicles (Cars, Trucks)	$26,439.04
62350 Trailer Box Expenses	$422,486.42
62400 General Office Expenses	$134,557.03
62435 Professional Services	$134,231.80
62450 Brick & Mortar Expenses	$9,398.51
62700 Travel	$85,159.54
62950 G&A Misc Expenses	
62250 Bank Charges & Fees	$38,333.14
62620 Taxes, Licenses and Fees	$11,328.73
62805 Y&C Entity maintenance	$344.96
62810 A2Y2 Entity maintenance	$421.15
62830 Store memberships	$194.44
62840 Entertainment & Gifts	$1,342.60
62850 Other Employee Related Expenses	$77,526.06
62960 Fraudulent Charges	$0.00
62970 Bad Debts	$4,367.85
62999 Uncategorized Expense - temporary	-$55.00
62950 G&A Misc Expenses	$134,858.91
62980 Partner Event Payment	$60,148.70
Total 62000 G&A	**$1,007,279.95**

64000 MAS Marketing Advertising Sales	$45,866.22
66000 R&D	$814.68
Total Expenses	**$1,423,292.93**
Net Operating Income	**-$197,816.81**
Other Income	$0.00
76001 American Express Card Rewards	$793.39
76003 Chase Card Rewards	$3,414.30
Total Other Income	**$4,207.69**
Other Expenses	
18000 Truck & Trailer Depreciation	$117,101.04
18900 Depreciation of Assets (other than vehicles)	$26,596.20
62601 Goodwill Amort purchase of Y&C Yang & Cohen	$100,461.28
Total Other Expenses	**$4,207.69**
Net Other Income	**-$239,950.83**
Net Income	**-$437,767.64**

DRYVEBOX, INC.
BALANCE SHEETS
DECEMBER 31, 2022 AND 2021

	2022		2021	
ASSETS				
CURRENT ASSETS				
Cash and Cash Equivalents	$	674,350	$	710,933
Accounts Receivable	$	61,883	$	200
Other Current Assets	$	95,355	$	0
Total Current Assets	$	831,589	$	711,133
FIXED ASSETS				
Total Fixed Assets	$	611,636	$	361,657
OTHER ASSETS				
Total Other Assets	$	823,375	$	1,017,725
TOTAL ASSETS	$	2,266,600	$	2,090,515
LIABILITIES AND EQUITY				
LIABILITIES AND EQUITY				
Current Liabilities				
Accounts Payable	$	0	$	0
Other Current Liabilities	-$	3,235	$	578
Total Current Liabilities	-$	3,235	$	578
Long-Term Liabilities				
Total Long-Term Liabilities	$	4,342,746	$	2,577,140
Total Liabilities	$	4,339,511	$	2,577,718
SHAREHOLDERS' EQUITY				
TOTAL SHAREHOLDERS' EQUITY	-$	2,072,911	-$	487,203
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	2,266,600	$	2,090,515

Thursday, Apr 27, 2023 08:51:05 PM GMT-7 - Accrual Basis

DRYVEBOX, INC.
STATEMENTS OF INCOME
DECEMBER 31, 2022 AND 2021

	2022		2021
REVENUES	$ 727,492.64	$	86,178.69
COST OF GOODS SOLD	$ 283,601.01	$	83,832.38
GROSS PROFIT	$ 443,891.63	$	2,346.31
OPERATING EXPENSES			
GENERAL & ADMINISTRATIVE	$ 1,613,160.50	$	579,056.58
SALES & MARKETING	$ 75,500.42	$	22,329.46
TOTAL OPERATING EXPENSES	$ 1,688,660.92	$	601,386.04
NET OPERATING INCOME	-$ 1,244,769.29	-$	599,039.73
NET OTHER INCOME	-$ 343,638.83	-$	54,822.95
NET INCOME (LOSS)	-$ 1,588,408.12	-$	653,862.68

Thursday, Apr 27, 2023 08:53:45 PM GMT-7 - Accrual Basis